JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

October 21, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Kalkidan:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on September 26, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 349 to the registration statement of the Trust, which was filed on August 14, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 349 was filed to register shares of one new series of the Trust, the T-REX 2X Long BLSH Daily Target ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•         Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.

•         Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

•         Please complete any missing or bracketed information in the Prospectus and SAI.

•         The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Please provide the ticker symbol when its available.

Response:	The Trust has revised the disclosure to address the comment.

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

October 21, 2025

2.	Comment: Please supplementally confirm whether direct investment in the underlying security will be a principal investment of the Fund and will be consistent with Rule 140 under the Securities Act of 1933 (“Securities Act”).

Response: The Fund intends to primarily gain exposure to its underlying security by entering into total return swaps, however, depending upon market conditions, the Funds’ investment adviser, Tuttle Capital Management LLC (the “Adviser”), may seek exposure to the underlying security by, among other things, investing in the underlying security directly. The extent to which a Fund may invest directly in the underlying reference asset is not expected to exceed 45% of the Fund’s assets, and it is not intended or expected that a direct investment in the reference asset will be maintained for extensive periods of time. The Trust believes that the current disclosure is adequate to address this practice and the associated risks.

3.	Comment: Please supplementary confirm whether there are FLEX options on the underlying security and if not please revise the disclosure so it reflects the Fund’s strategy at launch. (i.e. remove disclosure referencing derivatives or other investments that are not currently available or clarify the disclosure to reflect so).

Response: The Adviser to the Fund has confirmed that FLEX options on the underlying security are available.

4.	Comment: The Staff notes that Bullish commenced its IPO in August 2025.

(a)	Please add disclosure related to investing in IPOs such as limited trading history, and that there is limited information which may subject the company’s stock price to abnormal returns and/or volatility and that there is a potential for dilution when insiders are free to sell shares.
(b)	Please consider confirming the market capitalization of the company.
(c)	The Staff notes the IPO was settled in stablecoin. Please confirm that the Fund may purchase or sell shares in US Dollars.
(d)	Please tailor the risk factors to the business of Bullish including cryptocurrency, market volatility, intense competition, and regulatory uncertainty.

Response: The Trust has revised the disclosure to address the comment. The Adviser has confirmed that the Fund may purchase and sell shares of Bullish in US dollars.

*                         *                         *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

2